UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Very Real Help, Inc.

Legal status of issuer

> *Form*
> C-corp

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> August 24, 2018

Physical address of issuer
1500 12th Ave S, Apt 441, Nashville TN 37203

Website of issuer
https://www.veryrealhelp.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
October 2, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$82,757	$86,732
Cash & Cash Equivalents	$82,757	$80,482
Accounts Receivable	$0	$6,250
Short-term Debt	$0	$0
Long-term Debt	$150,000	$150,000
Revenues/Sales	$329,900	$148,257
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	$-4,415	$-80,378

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
JULY 15, 2021

Very Real Help, Inc.



Up to $1,000,000 of Crowd Notes

Very Real Help, Inc. ("Autocase", the "Company", "we", "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 2, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by October 2, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by September 17, 2021, will be permitted to increase their subscription amount at any time on or before October 2, 2021 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after September 17, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to October 2, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.veryrealhelp.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/veryrealhelp

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Very Real Help, Inc. was formed in 2018 as a Limited Liability Corporation and is headquartered in Nashville, Tennessee. On July 16, 2020, the Company was converted into a corporation and began doing business as Very Real Help, Inc.

The Company is located at 1500 12th Ave S, Apt 441, Nashville TN 37203.

The Company's website is https://www.veryrealhelp.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under http://seedinvest.com/veryrealhelp and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,000,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	October 2, 2021
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 14, 15, and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are

inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The health & wellness market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's success is dependent on consumer adoption of health & wellness based virtual entertainment venues, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results could be harmed. The market for direct to consumer virtual health products and associated systems is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of virtual entertainment venue systems that the Company has experienced in the past will continue in the future.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the Company's products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition, and results of operations.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company does not have formal advisor agreements in place with all listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous dutys and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The Company does not currently hold any patents and they may not be able to obtain such patents. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $81,683 and has a relatively short operating history which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow. The financial statements do not include any adjustments that might result from this uncertainty.

The Company has outstanding liabilities. On October 15, 2019, the Company entered into a SAFE Agreement in the amount of $150,000 wherein the investor is issued the right to certain shares of the Company's capital stock, subject to certain events as discussed in the Reviewed Financial Statements.

On March 31, 2021, the Company entered into several SAFEs in the amounts of $105,000 and $5,000 in exchange for rights to certain shares of the Company's capital stock.

On March 8, 2021, the Company received a PPP loan from the SBA in the amount of $22,395. The Company is expecting the loan to be fully forgiven.

The Company has engaged in Related Party Transactions. Items were purchased personally by the CEO and then later reimbursed by the Company. As of December 31, 2020 and 2019, there were no amounts owed to or due from related parties.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $81,683 and has a relatively short operating history which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the

Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow. The financial statements do not include any adjustments that might result from this uncertainty.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Crowd Notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

Very Real Help gives people 24-hour access to high-quality mental health help for a low cost. We deliver it using exciting technology like virtual reality, along with highly accessible methods like mobile devices.

In-person therapy is costly, but it's still the primary mode of mental health help for many Americans. The average price of therapy is typically between $80-$120 per session depending on insurance and network status.

It's also often inconvenient, and stigmatized. Emergency care exists, but is limited. Crisis options are present, but impersonal and incomplete.

There has to be a better way. (Now, there is.)

We're using a unique combination of technology and intervention to scale mental health help beyond the capabilities of a healthcare system that is failing. With our app, called Help Club, people can access transformative mental wellness using any internet-connected smart device. It's cheaper and more scalable than traditional therapy. It's completely anonymous. And it's timely: Both the utilization of and the need for telehealth and telemental health at a national scale have never been higher.

Our proprietary approach combines the power of immersive technologies like virtual reality with the proven, evidence-based techniques of Cognitive Behavioral Therapy. And it has the power to transform mental health as we know it.

Very Real Help circumvents the stigma and anxiety associated with seeing a therapist. Instead, we use peer-led groups and trained and certified coaches as facilitators. We've removed the barriers of cost and accessibility that keep many from seeking help. And our model is scalable, using a peer-led group intervention.

For less than the average price of one therapy session, our users have unlimited access to our evidence-based mental health platform from any internet-enabled device.

Business Plan

For $28/mo., users can get unlimited help with anxiety, depression, addiction, and more.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 14.17% of the proceeds, or $21,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.50% of the proceeds, or $85,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Technology & Engineering	70%	70%	60%
Business Development	10%	10%	10%
24/7 Live Service Delivery	5%	5%	5%
Customer Acquisition	15%	15%	25%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Noah Robinson	Founder and CEO (August 2018 -Present)	Very Real Help, Founder and CEO (August 2018-Present. Responsible for hiring employees and

		overseeing day-to-day operation of the business; provide direction for the organization; establish policy-based governance system; govern the organization; engage in fiduciary duty to protect the organization's assets and member's investment; monitor and control function.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Class A Common Stock	326,266	YES	N/A	N/A	31.8%	N/A
Class A Common Stock Options	75,000	N/A	N/A	N/A	0%	N/A
Class B Common	700,000	Yes	N/A]	N/A	68.2%	N/A

The Company has the following debt outstanding:

On March 8, 2021, the Company received a PPP loan from the SBA in the amount of $22,395. The Company is expecting the loan to be fully forgiven.

Ownership
A majority of the Company is owned by one person. That person is Noah Robinson

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Noah Robinson	700,000 Class B Common Shares	63.563%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Very Real Help, Inc. was formed in 2018 as a Limited Liability Corporation and is headquartered in Nashville, Tennessee.

On July 16, 2020, the Company was converted into a corporation and began doing business as Very Real Help, Inc.

Very Real Help was created to offer a simpler, cheaper, and more accessible way for individuals to seek mental health therapy through the use of virtual reality. The Company currently owns and continues to develop a virtual reality software application which is licensed to individuals and businesses.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a

beneficial effect on our liquidity, as we have approximately $94,452.90 in cash on hand as of July 8, 2021 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	Oct 12, 2019	Section 4(a)(2) of the Securities Act of 1933	SAFE	$150,000	Payroll and operating expenses
Pre-Seed	May 10, 2021	Section 4(a)(2) of the Securities Act of 1933	SAFE	$110,000	Payroll and operating expenses

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 2%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $150,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

All subscriptions made via the online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the "Online Platform") will be processed via Regulation CF.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings"). For the avoidance of doubt, all subscriptions made outside of the Online Platform will be processed via Regulation D.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of Crowd Notes into shares. Typically, the terms of Crowd Notes issued by early-stage companies provide that in the event of another round of financing, the holders of the Crowd Notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, Crowd Notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the Crowd Notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the Crowd Notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Items were purchased personally by the CEO and then later reimbursed by the Company. As of December 31, 2020 and 2019, there were no amounts owed to or due from related parties.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
● Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
● The intermediary will notify investors when the target offering amount has been met;

- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a Crowd Note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A Crowd Note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor that is not an accredited investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

    1. To the Company that sold the Securities

    2. To an accredited investor

    3. As part of an Offering registered with the SEC (think IPO)

    4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Noah Robinson
_____
(Signature)

Noah Robinson
_____
(Name)

Founder and CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Noah Robinson
_____
(Signature)

Noah Robinson
_____
(Name)

Founder and CEO
_____
(Title)

July 15, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



Very Real Help, Inc.

FINANCIAL STATEMENTS (Unaudited)
December 31, 2020 and 2019

Very Real Help, Inc.

FINANCIAL STATEMENTS (Unaudited)
December 31, 2020 and 2019

Table of Contents





FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Very Real Help, Inc.
Nashville, Tennessee

We have reviewed the accompanying financial statements of Very Real Help, Inc. (a C-corporation) which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the two years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has losses from inception and a relatively short operating history and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility

Our responsibility is to conduct the review engagement accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
June 29, 2021

Very Real Help, Inc.
BALANCE SHEETS

December 31, 2020 and 2019 (unaudited)

Assets

Assets	2020		2019	
Cash and cash equivalents	$	82,757	$	80,482
Accounts receivable		-		6,250
Total assets	$	82,757	$	86,732

Liabilities and Stockholders' Equity (Deficit)

	2020		2019	
Liabilities				
SAFE investment	$	150,000	$	150,000
Total liabilities		150,000		150,000
Stockholders' equity (deficit)				
Angel investment		14,440		14,000
Retained earnings		(81,683)		(77,268)
Total stockholders' equity (deficit)		(67,243)		(63,268)
Total liabilities and stockholders' equity (deficit)	$	82,757	$	86,732

See independent accountants' review report and accompanying notes to the financial statements.

-2-

Very Real Help, Inc.
STATEMENTS OF OPERATIONS

Years Ended December 31, 2020 and 2019 (unaudited)

	2020	2019
Licensing Revenue	$ 329,900	$ 148,257
Gross profit	329,900	148,257
Operating expenses		
Professional fees	11,470	14,082
General & administrative	50,955	1,016
Contractor expense	223,569	163,537
Rent	2,400	-
Payroll and payroll related expenses	118,497	-
Total operating expenses	406,891	178,635
Loss from operations	(76,991)	(30,378)
Other income (expense)		
SAFE Finance Fee	-	(50,000)
Grant income	72,576	-
Total other income (expense)	72,576	(50,000)
Net loss	$ (4,415)	$ (80,378)

Very Real Help, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended December 31, 2020 and 2019 (unaudited)

| | Class A Common Stock | | Class B Common Stock | | Additional | | |
	Shares	Amount	Shares	Amount	Paid in Capital	Retained Earnings	Total
Balance, December 31, 2018	-	$ -	-	$ -	$ -	$ 3,110	$ 3,110
Investor contributions	-	-	-	-	14,000	-	14,000
Net loss						(80,378)	(80,378)
Balance, December 31, 2019	-	-	-	-	14,000	(77,268)	(63,268)
Investor contributions	-	-	-	-	440	-	440
Founder Shares issuance	-	-	600,000	60	(60)	-	-
Net loss						(4,415)	(4,415)
Balance, December 31, 2020	-	$ -	600,000	$ 60	$ 14,380	$ (81,683)	$ (67,243)

See independent accountants' review report and accompanying notes to the financial statements.

Very Real Help, Inc.
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2020 and 2019 (unaudited)

	2020	2019
Cash flows from operating activities		
Net income (loss)	$ (4,415)	$ (80,378)
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Increase (decrease) in liabilities:		
Accounts receivable	6,250	(6,250)
Long-Term Debt	-	150,000
Net cash provided by operating activities	1,835	63,372
Cash flows from investing activities		
Net cash provided by (used in) investing activities	-	-
Cash flows from financing activities		
Proceeds from contributions	440	14,000
Net cash provided by financing activities	440	14,000
Net increase in cash and cash equivalents	2,275	77,372
Cash and cash equivalents at beginning of year	80,482	3,110
Cash and cash equivalents at end of year	$ 82,757	$ 80,482
Supplemental Disclosure		
Interest paid	$ -	$ -
Taxes paid	$ -	$ -

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Very Real Help, Inc. ("Very Real Help" or "the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

Very Real Help, Inc. was formed in 2018 as a Limited Liability Corporation and is headquartered in Nashville, Tennessee.

On July 16, 2020, the Company was converted into a corporation and began doing business as Very Real Help, Inc.

Very Real Help was created to offer a simpler, cheaper, and more accessible way for individuals to seek mental health therapy through the use of virtual reality. The Company currently owns and continues to develop a virtual reality software application which is licensed to individuals and businesses.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $1,000 and $0 for the years ended December 31, 2020 and 2019, respectively and are included in the General & administrative line on the statement of operations.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

  I.   Identify the contract with a customer
  II.   Identify the performance obligations in the contract
  III. Determine the transaction price
  IV.   Allocate the transaction price to the performance obligations in the contract
  V.   Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue consists of licensing revenue. Revenue is recognized as part of an agreement whereby the Company earns revenue on a monthly basis from licensing their virtual reality software application. Revenue is presented net of returns and discounts.

For the years ended December 31, 2020 and 2019, 100% of revenue was from one customer.

<u>Fair value measurements</u>

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $81,683 and has a relatively short operating history which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow. The financial statements do not include any adjustments that might result from this uncertainty.

Note 3 – Related Party Transactions

Items were purchased personally by the CEO and then later reimbursed by the Company. As of December 31, 2020 and 2019, there were no amounts owed to or due from related parties.

Note 4 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection. The Company is also required to file taxes in the State of Tennessee.

The Company currently has a tax net operating loss of approximately $88,000 for which it may receive future tax benefits. However, as of December 31, 2020, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. The federal net operating loss carryforwards are subject to an 80% limitation on taxable income, do not expire, and will carryon indefinitely.

The following table outlines the blended tax rate for the Company at December 31:

	2020	2019
Federal Tax Rate	21.00%	21.00%
Tennessee	6.50%	6.50%
Blended rate	26.14%	26.14%

The following table outlines the estimated deferred tax assets of the Company at December 31:

	2020	2019
Deferred tax asset:		
Net operating loss carryforward	$ 87,933	$ 83,518
Total deferred tax asset	22,981	21,827
Valuation allowance	(22,981)	(21,827)
Deferred tax asset, net	$ -	$ -

The change in valuation allowance from 2019 to 2020 was $1,154.

Note 5 – SAFE Investment

On October 15, 2019, the Company entered into a SAFE Agreement in the amount of $150,000 wherein the investor is issued the right to certain shares of the Company's capital stock, subject to certain events as discussed below.

a) Equity Financing: If there is an equity financing before the expiration or termination of the SAFE, the Company will automatically issue to the Investor either (1) a number of shares of Standard Preferred Stock of the type sold in the equity financing equal to the $150,000 divided by the price per share of the standard preferred stock if the pre-money valuation is less than or equal to $2,000,000; or (2) a number of shares of Safe Preferred Stock equal to $150,000 divided by the safe price, if the pre-money valuation is greater than the valuation cap.

b) Token Sale: If there is a token sale before the expiration or termination of the SAFE, the Investor will have the option to elect during thirty (30) day period to either (1) receive from the Company a number of shares of common stock equal to the purchase amount divided by the safe price; or (2) receive from the Company a number of Tokens equal to the purchase amount divided by the discount token price.

c) Liquidity Event: If there is a liquidity event, the investor will either (1) receive a cash payment equal to the purchase amount; or (2) receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price.

d) Dissolution Event: If there is a dissolution event before the instrument expires or terminates, after satisfying claims of and amounts due to creditors, the Company will pay the investor an amount equal to the purchase amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event.

Note 6 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 7 – Equity

The Company converted to a Corporation from an LLC during the year ended December 31, 2020. The Company has 10,000,000 Class A, $0,0001 par value stock authorized with none having been issued as of December 31, 2020 or 2019. The Company has 2,000,000 Class B, $0.0001 par value stock authorized. Upon conversion to a Corporation, the Company issued 600,000 Class B founder shares during the year ended December 31, 2020.

Prior to conversion to a corporation, there were $14,000 and $440 worth of contributions during the years ended December 31, 2019 and 2020, respectively.

Note 8 – Subsequent Events

Management has evaluated subsequent events through June 29, 2021, which is the date these financial statements were available to be issued and noted the below for disclosure.

On January 8, 2021, the 2021 Equity Incentive Plan was adopted by both the Board of Directors and Stockholders of the Company.

On January 12, 2021, the Company entered into a Restricted Stock Agreement pursuant to the 2021 Equity Incentive Plan, whereby 50,000 Shares of Class A Common Stock were issued at a purchase price of $0.01 and to be vested across a term of four years.

On January 13, 2021, the Company entered into a Restricted Stock Agreement pursuant to the 2021 Equity Incentive Plan, whereby 50,000 Shares of Class A Common Stock were issued at a purchase price of $0.01 and to be vested across a term of two years.

On March 8, 2021, the Company received a PPP loan from the SBA in the amount of $22,395. The Company is expecting the loan to be fully forgiven.

On March 31, 2021, the Company entered into several Simple Agreements for Equity (SAFEs) in the amounts of $105,000 and $5,000 in exchange for rights to certain shares of the Company's capital stock.

On May 25, 2021, the Company entered into several Restricted Stock Agreements pursuant to the 2021 Equity Incentive Plan, whereby Shares of Class A Common Stock were issued at a purchase price of $0.01 and to be vested across varying terms.

On June 22, 2021, the Company entered into a stock purchase agreement for $100,000 in exchange for 101,266 shares of common stock A.

EXHIBIT C
PDF of SI Website


VERY REAL HELP
MENTAL HEALTH, REIMAGINED
24-hour, affordable access to high-quality mental health help utilizing virtual reality and other accessible technologies
veryrealhelp.com

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Very Real Help

Using technology to improve access to mental health help

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This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

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Very Real Help is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Risks & Disclosures

Data Room

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Company Highlights

- Secured $1MM in pre-seed funding, non-dilutive capital, and licensing revenue to build Help Club beta; including over $256K in grants from the National Institutes of Health and National Science Foundation
- Facilitated hundreds of group peer support meetings with over 450 users for a total of >1,200 hours of play time in the last 90 days (average total user engagement time is 5 hours)
- Key mentorship from historical talent, world-class mental health experts including Dr. Steven Hollon (Vanderbilt), Dr. David Eddie (Harvard Medical School), Dr. Skip Rizzo (USC), and Chris Chin (Executive at HTC)
- Secured strategic relationship with Self-Management And Recovery Training (SMART Recovery), a national addiction recovery network with over 3,000 meetings held each week
- Based on IP developed by our CEO at Vanderbilt University and jointly owned by Very Real Help

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Pre-Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $5,000,000
- Target Minimum Raise Amount: US $150,000
- Offering Type: Side by Side Offering

We've built an immersive virtual metaverse that gives people an easier, more affordable way to transform their lives through mental wellness. We believe this unique combination of technology and intervention to be a world's first.

Very Real Help gives people 24-hour access to high-quality mental health help for a low cost. We deliver it using exciting technology like virtual reality, along with highly accessible methods like mobile devices.

In-person therapy is costly, but it's still the primary mode of mental health help for many Americans. The average price of therapy is typically between $80-$120 per session depending on insurance and network status.

It's also often inconvenient, and stigmatized. Emergency care exists, but is limited. Crisis options are present, but impersonal and incomplete.

There has to be a better way. (Now, there is.)

We're using a unique combination of technology and intervention to scale mental health help beyond the capabilities of a healthcare system that is failing. With our app, called Help Club, people can access transformative mental wellness using any internet-connected smart device. It's cheaper and more scalable than traditional therapy. It's completely anonymous. And it's timely: Both the utilization of and the need for telehealth and telemental health at a national scale have never been higher.

Our proprietary approach combines the power of immersive technologies like virtual reality with the proven, evidence-based techniques of Cognitive Behavioral Therapy. And it has the power to transform mental health as we know it.

Very Real Help circumvents the stigma and anxiety associated with seeing a therapist. Instead, we use peer-led groups and trained and certified coaches as facilitators. We've removed the barriers of cost and accessibility that keep many from seeking help. And our model is scalable, using a peer-led group intervention.

For less than the average price of one therapy session, our users have unlimited access to our evidence-based mental health platform from any internet-enabled device.

That's VRH: mental health, reimagined.

Gallery



VRH Founder Story

03:53

Public Overview Video.

Media Mentions

    

The Team

Founders and Officers



Noah Robinson
FOUNDER AND CEO

Noah is the founder & CEO of Very Real Help (VRH) and has been full-time since founding the company in August of 2018. He leads our team to implement our vision of a mental health peer support platform. He provides clinical expertise, based on his doctoral training in clinical psychology at Vanderbilt, and also steers our team in the design and implementation of the platform. He's also integral in the development of the programmatic implementation of our peer-based intervention (e.g., training, community events, etc).

As CEO of Very Real Help, he's secured over $1MM in funding for VRH, including nearly $300k from NIH & NSF grants. Additionally, his mentor at Vanderbilt, Dr. Hollon, is a world-renowned expert in cognitive behavioral therapy & fully supports the critical work we're doing at VRH. The IP we're developing is jointly owned between VRH & Vanderbilt.

Noah's work on the proprietary combination of technology and CBT holds the power to potentially transform mental health for millions of Americans.



Callum Golds
CO-FOUNDER AND CHIEF TECHNOLOGY OFFICER

Callum is an established expert Unity VR developer with over 8 years of experience building scalable, networked VR environments. He provides technical leadership in the development of VRH's product, Help Club, which includes secure networked virtual worlds that work across VR, iOS, Mac, and PC.

Callum previously built Photon Bolt, a networking plugin used by many games to provide multiplayer experiences. Callum is a VR development wizard, using his mastery of programming to build everything from a system that translates all voice data to text and conducts tone analysis, to dynamic and scalable HIPAA-compliant multiplayer servers, to a bot system for stress testing our servers, and much more.

Callum's technical expertise has allowed us to efficiently and effectively launch our groundbreaking platform into the world, providing our users with an exceptional experience, and enabling them to find their own happier place here in Help Club.



Tanner Netterville
CO-FOUNDER AND CHIEF PRODUCT OFFICER

Tanner has over 20 years of web and game development experience. He leads our product development and project management, steering our teams to effective collaboration, and ensuring that our product is delivered on time and on target.

Tanner's finely tuned sense of design, combined with his deep technical expertise, also helps power our 3-D world-building, collaborating closely with our artistic team to implement beautiful worlds that are optimized for VR.

He's also our lead user experience perfecter, with expertise in building intuitive front-end features, and is instrumental in ensuring our product is easy to use, smooth, free of bugs, and delivers a seamless experience between VR, desktop and mobile.

This focus on exceptional user experience and easy-to-use user interface is especially important to maximize our platform's delivery of mental health help, allowing users to more easily escape to our universe that is built for wellness.



Shawn Glinter
CO-FOUNDER AND STRATEGIC ADVISOR

For over 15 years successful serial entrepreneur Shawn Glinter has been in love with helping entrepreneurs build successful early stage companies. His background reveals a vast experience and explains the passion he's shown as he has helped, advised, and worked with over seven dozen first time founders of startups and mentored over 1000s of companies.

He's also currently the Entrepreneur in Residence at Belmont University and a Mentor in Residence at Vanderbilt University in Nashville, TN, along with spending the last seven years as one of the Master Mentors at the Nashville Entrepreneur Center.

As a multi-time founder, having founded and exited multiple companies, Shawn's been instrumental in steering business strategy, biz dev, and strategic partnerships, putting his extensive experience in both startup building and healthcare management, to great use, and ensuring that our team maintains our focus squarely on re-imagining the world of mental health help.



Marc Acton
CHIEF MARKETING OFFICER

Marc has spent nearly two decades delivering marketing strategy and execution both in and out of the agency world. He's brought a variety of award-winning product and branding campaigns to market for brands like the Army National Guard, UPS, AT&T, Home Depot, Walmart, and more.

A storyteller at heart, Marc helps us craft and deliver the Very Real Help story in ways that move people to action.

He also steers our marketing team as they connect the Help Club product with our consumer market, helping to deliver our mental health app to more Americans who desperately need it.

Key Team Members

 **Natalie Strucinski**    **Blair Scott**   **Matt Emilee**

Notable Advisors & Investors

| | **Chris Chin** | | **Skip Rizzo, PhD** | | **David Eddie, PhD** |

| | **Steve Hollon, PhD** |

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Pre-Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $150,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $5,000,000
Interest rate:	2.0%
Note term:	36 months

Additional Terms

Custody of Shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Very Real Help has set an overall target minimum of US $150,000 for the round, Very Real Help must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Very Real Help's Form C.



Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised

Technology & Engineeri...
Business Development
24/7 Live Service Delive...
Customer Acquisition

If Maximum Amount Is Raised

Technology & Engineeri...
Business Development
24/7 Live Service Delive...
Customer Acquisition

Investor Perks

Be a "First Founder for Mental Wellness" and Gift a Lifetime Subscription (First 25):
Be one of the first 25 investors and we'll let you give a lifetime Help Club subscription to anyone you like. You'll be helping us in our mission to re-imagine the way Americans get mental health help. You'll also be giving one person access to our potentially life-changing platform. (Membership portion of this perk pending a brief screening for eligibility.)

Invest $2,500+: We'll digitally engrave your name (or a name you'd like to dedicate your investment to) on a virtual "Founder's Wall" in one of our Help Club worlds. Your name and investment will become a virtual part of the world wherein we help people find mental wellness. All investors who invest more than $2,500 will be eligible for this perk.

Invest $5,000+: We'll provide a lifetime membership to Help Club for you or someone you know who would benefit from unlimited, 24-hour access to our virtual worlds. (This perk pending a brief screening for eligibility.)

Invest $15,000+: We'll send one state-of-the-art Oculus Quest 2 virtual reality device to you or someone of your choosing, along with a lifetime Help Club membership. That person will have access to Help Club whenever, wherever they need it. (This perk pending a brief screening for eligibility.)

Be One of the First Three People to Invest $15,000+: You'll get naming rights for a major virtual in-game location, like our learning library, or a particular section of one of our worlds. Perhaps you'd like to name our beach after a loved one, or dedicate our virtual fountain to your family's legacy. We'll work with you to choose a location and a name of your choosing.

Invest $25,000+: You will have access to ongoing meetings with the leadership team to hear about new ways our technology is being rolled out, preview new and upcoming game features, visit our virtual worlds, and more.

Be the First Person to Invest $30,000+: You, or someone of your choosing, will help us build an entirely new virtual world! Consult with our design team and provide input on creative direction, including helping to choose from a variety of options which overall theme the world will have, providing ideas for in-world designs, and more. Choose your own favorite aesthetics, or perhaps celebrate a loved one by way of your choices. With this perk, you're not just helping Very Real Help re-imagine mental health help—You're helping us literally build it, pixel by pixel.

*Note: *Investors receive all perks included in the previous tiers*

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier.
Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Very Real Help's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $150,000
Closed Date	Oct 12, 2019
Security Type	SAFE Note
Valuation Cap	US $2,000,000

Pre-Seed	
Round Size	US $110,000
Closed Date	May 10, 2021
Security Type	SAFE Note
Valuation Cap	US $2,000,000

Market Landscape



Global Mental Health Software Market

Our primary, high-value target market is anyone who is at least mildly comfortable with technology and who could use some help with their overall mental health.

The **need** for our product is increasing like never before, as current mental health treatment paradigms fail to keep pace with tremendous demand. Spending on mental health services rose to $225 Billion in 2019, a 52% increase year over year. And the markers for **adoption** also continue to grow, as more Americans grow comfortable not just with telemental health, but with gaming and tech as a whole.

Result: **The D2C mental health market is expanding rapidly**, with COVID unlocking a variety of sector benefits including **an industry-wide jumpstart on telehealth adoption and increased market demand due to rising consumer mental health need.**

The Calm app recently received a valuation of $2 Billion with over 100 million downloads and 4 million paying members. As of last year, the Headspace app had 62 million downloads and more than 2 million paid subscribers. We believe our app combines the broad appeal of these wellness apps with an evidence-based approach that's rooted in Cognitive Behavioral Therapy, the gold standard for mental health interventions.

Simultaneously, the VR space is gaining tremendous traction, as industry watchdog Kuo reports Oculus may sell 18-20 million units in 2022. Technology adoption across all segments of demographics continues to increase, with 42% of Americans (150 million) playing video games for at least 3 hours per week.

The global Mental Health Software Market (MHSM) was estimated at USD 1.5 Billion in 2018, expected to reach USD $3.96 Billion by 2025. The MHSM is expected to grow at a CAGR of 14.6% from 2019 to 2025.

Our app lives at the nexus of a variety of compounding positive factors, and is potentially poised to see exponential growth over the next 5-10 years.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The health & wellness market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's success is dependent on consumer adoption of health & wellness based virtual entertainment venues, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results could be harmed. The market for direct to consumer virtual health products and associated systems is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of virtual entertainment venue systems that the Company has experienced in the past will continue in the future.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the Company's products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition, and results of operations.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company does not have formal advisor agreements in place with all listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous dutys and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The Company does not currently hold any patents and they may not be able to obtain such patents. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $81,683 and has a relatively short operating history which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow. The financial statements do not include any adjustments that might result from this uncertainty.

The Company has outstanding liabilities. On October 15, 2019, the Company entered into a SAFE Agreement in the amount of $150,000 wherein the investor is issued the right to certain shares of the Company's capital stock, subject to certain events as discussed in the Reviewed Financial Statements.

On March 31, 2021, the Company entered into several SAFEs in the amounts of $105,000 and $5,000 in exchange for rights to certain shares of the Company's capital stock.

On March 8, 2021, the Company received a PPP loan from the SBA in the amount of $22,395. The Company is expecting the loan to be fully forgiven.

The Company has engaged in Related Party Transactions. Items were purchased personally by the CEO and then later reimbursed by the Company. As of December 31, 2020 and 2019, there were no amounts owed to or due from related parties.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $81,683 and has a relatively short operating history which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow. The financial statements do not include any adjustments that might result from this uncertainty.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.



The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
Fundraising Round (1 file)		Folder
Miscellaneous (4 files)		Folder
Financials (1 file)		Folder

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About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg

CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Very Real Help

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Very Real Help. Once Very Real Help accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Very Real Help in exchange for your securities. At that point, you will be a proud owner in Very Real Help.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Very Real Help has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Very Real Help does not plan to list these securities on a national exchange or another secondary market. At some point Very Real Help may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Very Real Help either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Very Real Help's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Very Real Help's Form C. The Form C includes important details about Very Real Help's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five

business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck

VERY REAL HELP

MENTAL HEALTH, REIMAGINED

24-hour, affordable access to high-quality mental health help utilizing virtual reality and other accessible technologies

veryrealhelp.com

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



WE'VE BUILT AN IMMERSIVE VIRTUAL METAVERSE THAT GIVES PEOPLE EASIER, MORE AFFORDABLE ACCESS TO MENTAL WELLNESS. OUR RESEARCH SHOWS THIS UNIQUE COMBINATION OF TECHNOLOGY AND INTERVENTION TO BE A WORLD FIRST.

veryrealhelp.com

Millions of Americans don't get the mental health help they need.

In 2016, 11.8 million American adults believed they had a need for mental health services **that went unmet.**

Almost half of them received **no mental health help at all.**

38%
said that they could not afford the cost of treatment.

20%
said they did not have time to engage in treatment.

15%
were concerned about confidentiality, didn't have transportation, or treatment wasn't convenient.

Source: American Psychological Association, https://www.apa.org/monitor/2018/04/datapoint

Even if everyone got help, would current models hold up? Not likely.

Before COVID, the U.S. already needed more therapists to meet mental health demand

COVID has accelerated the adoption of telemental health platforms

+52%

Spending on mental health services rose to $225 Billion in 2019, a 52% increase year over year

Source: Open Minds Market Intelligence Report

1 in 5

U.S. adults (51.5 million in 2019) live with a current mental health issue

Source: NIMH

Only
44%

of the 51.5 million Americans with a diagnosable mental health issue receive treatment.

Source: NIMH

veryrealhelp.com

With telehealth adoption on the rise, now is the time for tech to disrupt this industry

CURRENT SOLUTIONS HAVE 4 PRIMARY PROBLEMS:



1

Current solutions are expensive.

Unregulated, unproven mental health interventions hold risks.



2

Therapists usually work office hours (if you're lucky).

Mental health issues often occur on nights, weekends, and holidays.



3

Visiting a provider's office often feels intimidating.

Those dealing with mental health issues like anxiety or depression might find it hard to visit a mental health professional.



4

There's still stigma around mental health.

It's often hard to admit that you "have a problem" with mental health.

veryrealhelp.com

Introducing Help Club, from Very Real Help

AN EVIDENCE-BASED INTERVENTION PROVIDING ACCESS TO MENTAL HEALTH HELP ANYWHERE, ANYTIME



Funded by world-leading research organizations including the National Institutes of Health and National Science Foundation

VANDERBILT
UNIVERSITY

veryrealhelp.com

A transformative technology

OUR PRODUCT IS BUILT ON 4 TRANSFORMATIVE VALUE PILLARS:

1

More affordable than current therapy models

Getting critical mental health help should be affordable

2

24-hour access from any internet-enabled device

Get help immediately whenever, wherever you need it

3

Easier than traveling to a therapist's office

Our approach removes both the stigma and the inconvenience of traditional therapy

4

Evidence-based clinical framework of Cognitive Behavioral Therapy

Delivering a reliable route to mental wellness

Millions of Americans need a better way to achieve mental health.

Together, we'll provide it.

We're using a unique combination of technology and intervention to scale mental health help beyond the capabilities of a healthcare system that is currently failing.

With our Help Club app, people can access transformative mental wellness using any internet-connected smart device. It's cheaper, easier to access, and more scalable than traditional therapy.

It combines the power of immersive technologies like virtual reality with the proven, evidence-based techniques of Cognitive Behavioral Therapy.

And it has the power to transform mental health as we know it.





How it works

- We've built multiple virtual universes accessed via desktop, phone, or VR. Each is uniquely built for mental health help.
- Users can become a member of the Help Club app and pay just **$28/month.**
- Subscribers have access to **unlimited** group meetings led by peer coaches, which teach and explore skills to deal with a variety of common mental health challenges.
- Coaches are certified in cognitive behavioral therapy, motivational interviewing, and other evidence-based interventions.

We recently launched to consumers, quickly gaining a passionate user group.

Our app is currently available in Facebook's Oculus App Lab store and other major app distribution platforms.

> “I have felt so disconnected and lonely during the covid lockdown on top of already having mental health issues. But I went to a session today and was blown away by the compassion and understanding from all members of the community. The open dialogue was profound. **This will become a part of my self care**.
>
> —User Nikeetz, 5-star Help Club rating on Oculus.com
>
> MARCH 27, 2021

The above individual was not compensated in exchange for their testimonial. In addition, their testimonial should not be construed as and/or considered investment advice.

Today's healthcare system is bad at mental health. We're changing that.



Without VRH:

Jane D. just found out that her sister, who she sees regularly, just tested positively for COVID. This triggers her anxiety disorder, but she doesn't have a therapy appointment scheduled until next week, and she can't afford to add an out-of-pocket visit. She's not suicidal, so the ER can't do much for her. With no other available recourse, she resorts to her coping mechanism of opioid use, with dramatic consequences.

With VRH:

Based on the tools she's learned at Help Club, Jane D. recognizes the anxiety trigger, and immediately logs on to connect with her VRH group, who collectively walk her through a Cognitive Behavioral Therapy-based mental health intervention.



Novel technology that changes lives.

OUR GOAL IS THE TRANSFORMATION OF
THE WAY MILLIONS OF AMERICANS
ACHIEVE MENTAL WELLNESS.

- Circumventing the stigma and anxiety associated with seeing a therapist, instead using peer-led groups and trained and certified coaches as facilitators
- Removing the barriers of cost and accessibility that keep many from seeking help
- Providing a scalable model of peer-led group intervention
- Monetizing our intellectual property that includes the combination of virtual worlds with group-led mental health intervention



Less than the price of therapy

We've built an easy-to-access platform that provides unlimited, 24/7 on-demand access to anonymous peer support for less than the average price of one therapy session.

FOR

$28/mo.,

USERS CAN GET **UNLIMITED** HELP WITH ANXIETY, DEPRESSION, ADDICTION, AND MORE

COMPARED TO AVERAGE ESTIMATED THERAPY COST: $80-120 PER SESSION



verryrealhelp.com



Intellectual property and a defensible market position

- Proprietary combination of technology & mental health intervention
- Extensively flexible platform capable of bolt-on features in the future
- Cognitive Behavioral Immersion™, our proprietary combination of CBT and technology
- A full virtual universe comprised of more than a dozen worlds all built for mental wellness

veryrealhelp.com

We've received contributions by heavyweights in the mental health arena who are associated with:



VANDERBILT
UNIVERSITY



MASSACHUSETTS
GENERAL HOSPITAL



JUMPSTART FOUNDRY



HARVARD
UNIVERSITY



National Science Foundation
WHERE DISCOVERIES BEGIN



SMART Recovery®



NIH

National Institutes
of Health

Contributions from the following organizations/people associated with the above organizations are comprised of time and/or money.

Our clinical foundation:

Cognitive Behavioral Therapy

- CBT is the most widely-used mode of therapy in the world
- The NIH has published a paper calling CBT the "Gold Standard of Psychotherapy"
- CBT teaches people practical tools for examining thinking patterns and changing behaviors



This is the future.

—Aaron Beck, founder of Cognitive Behavioral Therapy



VRH Founder Noah Robinson with his academic grandfather, founder of CBT Aaron Beck











Here’s what people are saying about Help Club:

“For the first time outside of Help Club, I took the Cognitive Behavioral model and put it up on a white board and took a thing I was dealing with and worked it through the model on my own. And I was like oh that was super helpful.

—46 hours total play time

“I liked how friendly everybody was when I signed in for the first time and they were all saying, 'Hi, oh it’s good to see you' or 'Nice to meet you.' I have to admit even though it was on my laptop screen I was impressed with the interface.

—3 hours total play time

“There’s a level of anonymity in Help Club—its welcoming. I’m pretty out there about being in recovery, but at the same time it’s nice to have a group of people.

—9 hours total play time

“I’m the old dude in the group so I was wondering how I would relate but you know, being anonymous it’s cool because nobody makes an immediate judgement just based on age or where you come from or anything like that.

—19 hours total play time

“Help Club is a mental fitness approach by being proactive and being able to engage constantly, rather than waiting until something falls off and then you have to go through trying to put the pieces back together again.

—19 hours total play time

April - June 2021

- 478 active users in community
- > 1,200 hours of playtime (average 5 hrs per user)

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.



Product Roadmap

2018	2019		2020		2021	
Q3	Q1	Q3	Q1	Q3	Q1	Q3
DISCOVER National Science Foundation funding received to do early customer discovery	**BUILD** Hire team to begin building minimum viable product (MVP)	**DESIGN** Collaborate with strategic partner to create patient-centered design	**COMPLETE MVP** Initial alpha with patients	**LAUNCH BETA** Launch beta product with patients	**EXPAND BETA** Test scalable system to expand reach of product	**PRODUCT LAUNCH** Launch subscription product to B2C markets

Corporate Development Timeline



2018

NSF I-Corps
$50k Non-dilutive funding

JourneyPure strategic partnership secured

2019

Jumpstart Foundry
$150k SAFE Note

2020

Licensing Revenue Secured
$400k revenue

STTR Phase I grant awarded
$206k Non-dilutive

2021

Seed Round
SAFE Note

Apply for STTR Phase II grant
$1.5m Non-dilutive

2022

A team of world changers.



Noah Robinson
Founder & CEO

MSc in clinical psychology at Vanderbilt University; translating his doctoral research in clinical psychology into the clinical foundation of Help Club.



Callum Golds
Co-founder & CTO

Helped build several core Photon products, including Photon Bolt, which comprise the world's #1 independent cross-platform network engine used by 570,000 developers.



Tanner Netterville
Co-founder & CPO

Created several VR games including Snapshot and Chop It; has over 10 years of web development and product experience.



Shawn Glinter
Co-founder & Financial Advisor

Serial Healthcare and Technology entrepreneur with multiple successful exits.

A team of world changers.



Marc Acton

Chief Marketing Officer

Has successfully brought to market a variety of award-winning product campaigns for brands like the Army National Guard, UPS, AT&T, Home Depot, and more



Natalie Strucinski

Community Manager and Research Coordinator

MPH, experience in building new interventions, leading remote technology-enabled research studies



Blair Scott

Lead Artist

A world builder with 7 years of 3-D modeling experience; healthcare experience; designed and built over 20 immersive environments in Help Club



Matt Emilee

Senior Engineer

Extensive experience in building virtual reality applications, machine learning, backend systems — a "Unity wizard"

veryrealhelp.com

A team of mentors capable of steering transformative technology.

- **Chris Chin** - Executive Director of Health & Education VR Content, HTC Vive
- **Steve Hollon, PhD** - World Leader in Randomized Control Trials for Cognitive Behavioral Therapy
- **Skip Rizzo, PhD** - Director for Medical Virtual Reality, Institute for Creative Technologies
- **David Eddie, PhD** - Research Scientist, Recovery Research Institute, Massachusetts General Hospital





Competition

	Inpatient & Therapy	IN THE ROOMS (A Global Recovery Community) Video-Based Peer Suppor	betterhelp Tele Health Therapy	vrh VERY REAL HELP Cognitive Behavioral Immersion
Impulsively Accessible 24/7	—	—	—	✓
Home Access	—	✓	✓	✓
Unlimited Usage	—	✓	—	✓
Anonymous	—	—	—	✓
Cognitive Behavioral Skills Training	✓	✓	✓	✓

veryrealhelp.com

The power of our product is rather personal to us.



VRH founder **Noah Robinson** knows firsthand the power of immersive experiential platforms, as he spent his youth hiding his gay identity and coping with his anxiety through an 8,000-hour addiction to a popular online game.

Today, he fights tirelessly to give others a better route to mental wellness. Combining his intimate knowledge of the power of digital immersion as a coping mechanism with the transformative power of Cognitive Behavioral Therapy, Help Club from Very Real Help is both a labor of love and a clinically viable route to a massively profitable company.

Help Club, from Very Real Help

We believe nothing like this has ever been built before.

Our goal is to reach millions of Americans who need a better route to mental wellness.

Our proprietary combination of technology and scalable mental health intervention has earned significant investments from and been validated by organizations like Vanderbilt University, Harvard University, and the National Institutes of Health.

This is a scalable solution to a 225 Billion-dollar, life-threatening problem. It's also more affordable and easier to use than current options.

We're already seeing the power of our app confirmed by current users.

**We're re-imagining mental health.
Join us and find a new way to wellness.**



THANK YOU

veryrealhelp.com

EXHIBIT E
Video Transcript

Exhibit E
Video Transcripts

VRH Founder Story
https://vimeo.com/573058093

46 million people in the United States suffer from mental health issues. Over $280 billion dollars spent every year on treatment. If every single person who had a mental health issue sought treatment, we would need 5 million more therapists in the United States. We're basically not able to meet the demand of mental health issues. When I first put on the virtual reality, it was so incredible. I was in the office at the National Institute of Health and I just was immersed into a space station. That was the moment that I knew that virtual reality was going to be huge for clinical psychology, and I started using virtual reality in my clinical research as a doctoral student to see how we could help people.

I started developing Very Real Help in 2018 to build a more accessible mental health intervention, to translate therapy into a completely peer based intervention. When I started Very Real Help it was just an idea, and now we're translating my research out of Vanderbilt and putting it into a product called Help Club, which is a mental health peer support application that provides continuous, 24/7 access to peer support whenever people want it. Generally therapy is very expensive, it's difficult to access, it's very limited in terms of the time. We're pioneering a completely new type of intervention. It's a fraction of the cost of therapy, and people can get as much of it as they need. People can pay one monthly fee, and get unlimited access to mental health help whenever they need it, however much they need it. Other telehealth platforms, they're really expensive. Our goal is to create something that's so affordable, that it's worth just giving it a shot.

I've been working in software development for 12+ years. One of the very valuable things about our platform is that you're not limited to accessing it just in VR, or just on your computer, you can access it from your phone, your computer, a VR headset. That's been huge for enabling our community to stay connected even if they can't step off and use their VR headset.

I've been an entrepreneur for 2 decades plus. I've also founded several of my own companies that I started, built, grown, and sold several. I'm fairly active in mentoring founders and helping startups. I think using a non-traditional approach to treating mental illness and disease, while using technology in a way that allows anyone to access it any time, anywhere, is really kind of incredible to me.

I've been doing VR and networking for about 5-6 years, with my different companies and projects. With a platform like this, people come in for an hour, and they come after for another hour, and they're just constantly engaged. There's just so many people who find this so helpful. I've seen so many reviews where it's really affected their life for the positive.

The simplified user interface that we do have really helps lower the barrier of entry for people to pick it up and learn it, and then prevents them from having problems using it later, which really helps with engagement.

I think one of the most beautiful things is that there is a community of people that are living as avatars, who are engaging in games and things like that, and they want to help each other. When people come into Health Club, they're talking about their real life issues. They're not just escaping or avoiding their problems. Social, virtual worlds can be so powerful to deliver peer support and we've found that there's a huge demand for what we're doing. People are coming in who've never experienced any kind of psychological intervention. So far, we've raised $1M in funding, and a lot of that has been non-dilutive, so we've had $500k of licensing revenue, $150k from a healthcare accelerator, we've gotten grants from the NIH and National Science Foundation as well. Investors have the opportunity to join us as we transform the way that mental health care is delivered.

Facilitators Testimonials (Compiled)
https://www.youtube.com/watch?v=Y4v5tE1fQmg

It's really helped me in numerous ways in my daily life. Learning about how my thoughts and feelings interact help me put perspective in things and I've noticed that I've used the tools that I've learned in the Help Club and apply them to my daily thoughts. So it helped me deal with low moods, so I definitely feel happier in life. I've been facilitating here in help club for about over a year now and it's been such a rewarding experience. I cannot recommend this app enough to anyone, whether you're facing mental health issues or you just need a place to come to and talk about your life with people and kind of foster that social connection that you're looking for. It's just been awesome getting to meet people literally from all across the world. I'm just so excited to be a part of this and I'm definitely going to continue to do so. Also, just being a member of the community and going to meetings I'm not facilitating…it's so nice to just come in to talk about things that are going on in your life, vent about anything you're going through, and celebrate your successes with people that are there just to really celebrate you and make you feel heard. I'm so thankful for this community and I'm so glad I'm able to interact with everyone in such beautiful worlds and such a cool app. So i'm a facilitator in Help Club and I typically will facilitate meetings for people who have substance abuse disorders or people with depression anxiety or anyone who's really just kind of looking for that sense of community. I noticed that during the pandemic that's when we started help club and I've seen it grow over the last year. And one theme that I've really noticed stand out within Help Club is that everyone kind of wants that sense of community and everyone has that desire for community. Help Club has been a place not only for me for the other members to get that community that we all need. It's really nice to meet all these new people…I've met people who are 20 years older than me, I've met people who are the same age as me and I've met people who identify differently. It's been cool to see all these people from very different backgrounds come into Help Club and have kind of that same goal to help one another and just to be a part of something bigger than themselves. So I've really enjoyed it - I don't see myself stopping anytime soon really. I'm gonna be starting graduate school soon and I would like help club to be a part of what I do not only because what

I wanted to do for my career is to help people…but it's a great community to have in my back pocket, whenever I kind of feel like I need someone to talk to, or want to play a game of chess in virtual reality. I can put on my virtual headset and I'm in a group of people who all have very similar values. I've never met a person who hasn't felt welcome in this community and also everyone who has joined has always been excited to be a part of Help Club.

Noah intro - Help Club interview
https://www.youtube.com/watch?v=2S7PIjrna5s

Hey everyone! I'm noah and I' m really excited to share this video with you. This is a result of an interview that happened with someone named Millie. She is someone who interviews different creators of vr games and apps and does reviews of the apps she came into our app and tried a meeting and then had a bunch of questions about how it works and we figured that would be great to share on our campaign page because she actually asked a lot of questions that we get often kind of like a frequently asked questions section you'll also see that i will be in help club as an avatar so i'll be wearing my headset and kind of moving around and we'll be going through different worlds so when you see me that's me as well

okay well thank you very much for your time today i want to kind of give you a chance first of all to introduce yourself and and kind of tell us what help club is all about hello my name is noah i am the founder and ceo of variable help so basically help club is a mental health peer support world that we're building and basically what we're doing is translate some of the key concepts that are taught in cognitive behavioral therapy into a completely peer-based virtual metaverse so the idea is that we don't necessarily need a therapist this isn't therapy or healthcare or anything we're training non-professionals and certifying them to be able to teach some of the core skills that we teach in things like cognitive behavioral therapy and so the goal is to increase accessibility to intervention and have a more accessible affordable and completely anonymous place where people can get mental health help i think that's great because not everybody has access to those kind of tools and i also want to point out that it's great that you can access it from a phone or computer if you don't necessarily have vr i think that's a great idea thank you thank you yeah we found with covid especially once the pandemic happened that a lot more people were looking for something like that and so we expanded access and we have a lot of people who do come in on their iphone or computer

what's the theoretical model that you base your your meetings on and your help club structure on my academic grandfather so my mentor's mentor was uh his name was aaron beck and so i can just pull up this model that we have so this is the cognitive behavioral model and this is what he created and this is the foundation of cognitive behavioral therapy and the basic idea is that wherever we are in the world in our situation we have our environment which is the white circle and we have thoughts feelings behaviors and physiology that are all connected to one another and the key thing is that we can't just decide not to feel guilty or ashamed or anxious or depressed we don't have control over our feelings but since we can examine our thoughts that are connected to our feelings we can try to change our behaviors or we can adjust our physiology those are ways that we can indirectly improve our feelings and this is the whole

foundation of cognitive behavioral therapy and the goal of cognitive therapy is to teach simple tools to the patient so they can go out in the world and use the tools and what we're doing here is saying okay if if a patient in cognitive valuable therapy can learn these tools what if we teach lay counselors non-professionals how to teach the tools to each other and then it can be much more scalable and you know a lot more people could access it and learn it so that's what we're doing we're training undergraduates at vanderbilt we're training uh uh post postbacks who just graduated people who've retired how to teach the same kind of skills that are taught in therapy but in a completely peer-based group format

where did you come up with the initial idea for help club so um basically when i was it's kind of a history it's interesting when i was 13 i realized i was gay and i had a lot of feelings of anxiety and shame i was very depressed and so i started escaping into a virtual world called runescape which is like world of warcraft you know big online i did play runescape many years oh great great yeah so i spent 8 000 hours logged into runescape from the age of 13 to 18 and then i also used anonymous online forums to post and find other people who were talking about the same things that i was going through so in the real world you know i had this complete struggle that i was going through but through virtual environments and communities i was able to form social relationships get support talk about my problems and that helps me a huge amount and none of that was designed by psychologists to help people those are just kind of using technology in its natural way fast forward to after i graduated from college i went to the nih national institutes of health where i tried vr for the first time i tried social vr and i was like this is so powerful this could be combined with psychology to be an intervention and really ever since then that was about eight years ago and ever since then i've been on this kind of journey to try to create what we have now and we have an amazing team uh five other people full-time we've gotten funding we've gotten basically a total of a million dollars of funding from grants angels accelerators to build what we're doing now we're raising a new round uh just starting now and the goal is to just build this foundation of an intervention that can be accessed 24 7 whenever people need it and kind of like runescape was for me but instead of just a game that's designed to help people escape and avoid their problems we're allowing people to escape into something that can teach them coping strategies for their real life problems virtual reality is the most interpersonal and anonymous technology that exists where we i feel like i'm in front of you but i'm an avatar and completely anonymous what help club is that we're designing the worlds and the interactions and the social mind we're screening people who come into the environment to try to create that world that can lead to the most improvement in mental health symptoms yeah that's a great idea i'm glad that this has come to fruition this is awesome thank you

awesome so you just saw him throw some hearts i think that's a great feature i experienced a meeting last night actually and uh yeah the the like button there's a lot of emojis that you can throw up and it really helps connect to other people without necessarily interrupting them and i really like that idea thank you yeah that was a huge thing because we noticed that in a group you know if someone's talking about something vulnerable we have people talk about really vulnerable things and if people can't express a response because they don't want to interrupt it seems like nobody's responding so that's been the emojis have been a huge uh benefit i think for helping people feel connected and validated and heard when they're talking so it's really

beautiful absolutely and i like that they're all they're mostly positive you know the the most i guess negative emotion that you'll see is the sad face but it kind of also helps people validate people when they're saying sad things so yes exactly and that's an example of why having a separate platform like there are things like alt space out there and recording movie chat but having a separate platform that's specifically designed for mental health help there are differences there another thing we're noticing is that people are actually coming from those social platforms where they have their communities and their social worlds and they're coming in to help club with a different identity they're actually anonymous from their other online identity and they're able to come in and actually talk about some of the social issues they might be experiencing in other communities and dynamics and things and learn tools that they can use in those situations so it's kind of like the metaverse is all these different online communities and we're like the you know the mental health place that you can come to to get help from peers uh and then these other ones are like the community centers or the you know the places to have fun and relax and hang out and things like that tell me about your daily meetings uh are they on specific topics or are they just for anybody who needs some mental health help yeah so right now our community is pretty small so we just have several like we have six different meeting times per week and anybody can come to them as we grow we are going to specialize into certain meeting topics so that people who are struggling with social anxiety or substance use or things like that can have a specialized meeting right now all of our meetings are general and open to everybody we do have a few recovery focused meetings for people recovery from substances as well but yeah over time anybody will be able to come to specialized meetings so that they can kind of find you know topics that might resonate with them that's wonderful that's that allows a lot of inclusivity for anybody suffering in in life yeah exactly and we also you know beyond the meetings we also just have uh recreational activities like a game night or watching a movie in our theater because it's really powerful to actually get hang out with other people who might be going through similar things and during those interactions some powerful you know support can happen actually just mentioning something off the cuff while you're doing another activity those kinds of things can be really powerful if they're structured and and everybody knows everybody who comes in here is either getting help or wants to give help to other people and that's a really important part that everybody you see is there for the same goal basically i was commenting yesterday to another user how you know in other social apps people will just leave a world but i'm noticing the courtesy of hey i'm going to be right back i got to go do this or hey i'm going to go to the beach world to do this you know i thought that was just a really big difference from other social apps you know people are connected here yeah yeah it's definitely again it's kind of like thinking about you know a public space which are like the other social apps are more like public spaces and this is more like a private space we screen people we make sure they know what this is all about and so when people come in it's like a it's a club you know it's like everybody we're all in the same club and so we're all connected and kind of with each other in a more intimate way um and that you know i think both have their place like there's it's really fun to go into vr chat and explore other worlds and hang out and play games and stuff but it's also helpful i think for some people to come into here and get a break and really talk about the vulnerable things and people know i think that when they come in here that they're going to have serious conversations like there's not really memes and jokes and things like that i mean we sometimes you know make jokes or something but it's really a serious conversation and

people are taken very seriously here and can really talk about things that they might not be talking about in other contexts we want to create that space to have those kinds of conversations

what do you do to prevent people from coming in here that shouldn't be here in other words how do you prevent trolls and rude people from participating in meetings and kind of ruining the the calm relaxing vibe that you try to keep here what our focus is is first we inform everybody what we are and what we aren't so we make sure that everybody is consented and knows that this is not therapy but that this is for helping other people that we collect data for research things like that and so we screen people and we have a conversation with everybody before they come in so that's one thing and then the second thing is that we have moderation tools for the helpers and we have a safety system and we have uh you know we're able to record and and audit things to make sure that people aren't saying horrible things to each other because you know when this is a mental health kind of community we need to make sure that there aren't people coming in negatively influencing others so um we are you know we tell people that things might be recorded they might be monitored like they need to make sure that they're not saying things that are harmful to others and also that helps also encourage people to stay anonymous so any data we collect is under their anonymous usernames and we also tell people not to share identifying information because we we don't want any like first of all anybody could be recording at any time and then we don't want people to um reveal themselves we want people to stay anonymous and protected and things so um yeah the screening process and then the moderation and recording are the biggest kind of things that we do to make sure that people are safe in here that's great because i think knowing that you're saved knowing that you're not going to be criticized for what you're saying or sharing will help you open up more in in this kind of environment yeah exactly and also you know the meetings are led by trained facilitators so these are people who aren't just kind of popping in and leading something without any training they're trained in some of the techniques like motivational interviewing and open-ended questions and reflections and empowerments where how to teach the tools so they experience months of training to get to the point of being able to lead a meeting and that's really important because that way they're they have experiences some training on what to do in a situation so it's very different than just kind of you know someone who's like oh i want to start a group and then starting their group and not having the foundation of the evidence-based training that we do for everybody the biggest ethical risk is that someone comes in here expecting one thing and gets another and so as long as we are clear about what we are and what we aren't i think that's the best way we can operate within you know the ethical guidelines of psychology and that's part of my training as well that's awesome that's great i do have a little bit of a background i got an associate's degree in psychology so i can understand the importance of maintaining the ethical standards in in this kind of environment yeah and you know that's also a lot of our helpers are interested in either going into psychology or going to med school things like that or are already helping others or maybe are retired so it's really interesting because there are a lot of people out there who are interested in psychology and helping others and those are the types of people that can come in and learn how to become helpers through our training process

it's my understanding that it took you three years to complete this app so what is it like to see this come to fruition and people actually taking advantage of this great opportunity that's a that's a cool question yeah i mean it's so exciting i can't tell you how exciting it is i mean we have an awesome team working to build this and um it's just you know it's just really amazing to see this vision that started like eight years ago you know coming to fruition and with all the evidence-based tools and the grant funding and things it's all coming together and um but to see the people coming in and saying things like i've been waiting for this for years or you know i've never seen something like this exist but i always knew vr could be powerful for this and or people coming in and sharing things that they've never told other people in the real world it's just it's so powerful and it's just really exciting to see that people are taking advantage of this and you know willing to be vulnerable in in a setting like this so it's you know it's the most fulfilling thing in the world honestly to see people um coming in and especially after all these years of you know working on building it that has to be a great feeling and congrats to you and all the staff for how great this is going so far thanks super exciting so do you want to tell us about what what this world is intended for here yeah so it's kind of cool so this world existed um so we upload we were updating and uploading a new world like a different world a while ago i think like a year and a half ago and it came up as completely black but then when we started coming in here we realized oh look we can draw in here and it's like this canvas it's a giant canvas and so that's what we did so we can draw and go like all the way out and you know do all these different things and so we can have you know fun group art activities in this blank canvas basically of a world um and it's just really fun people love it we have meetings in here where people draw things and i think what's cool is that there's something almost therapeutic about the world is co-created by everybody in here like everybody drawing and then we you look around and you know that the entire world was a blank canvas until people started drawing and yeah so it's just been super fun to have this it came in as a bug and then we were like wow we need a world like this and yeah it was really cool so

oh this is really nice uh just this closed space and everything in the water there i noticed that at the beginning and end of every group meeting you're asking for people to fill out surveys what exactly are you doing with that information out of curiosity we have funding for the national institutes of health and national science foundation to measure the efficacy of what we're doing and a key thing about help club is that we are trying to build it into an evidence-based intervention so the idea is that we collect data during the meetings before and after the meetings that we can understand how people are being impacted by the meetings and empirically show through research that this is something that can help people if we're able to do that if we're able to actually measure the effect of the help that we're getting to people then we can get larger organizations like health insurance payers the united states and other kinds of groups to actually reimburse or subsidize the costs of something like this so that is the goal is to collect evidence on the efficacy and also to know what if what we're doing works like we you know i think a key thing is that a lot of different things in mental health are actually sometimes just placebo effects so you know like for example a lot of the neurofeedback stuff where someone puts a brain cap on and they're looking at images they're doing things or something like emdr um which is like following a light with your eyes while talking about trauma it's helpful like for example emdr talking about trauma applying the light with your eyes but the thing that's

helpful about it is the talking about trauma part and the light with the eyes is not actually doing there's not empirical evidence that shows that that's doing something beyond like a random stimulus for example so teasing apart what is actually leading to the effects versus what is kind of just a placebo or not necessarily helping is going to help us improve the app over time and basically dynamically change what we're doing over time so that we can elicit the biggest changes possible with the best training possible for our lay facilitators and also what's cool is that part of part of cognitive behavioral intervention is actually teaching people how to track their own mood because it's important to take a step back and think about how we're feeling and so people have talked about how filling out the survey one of the surveys tracks mood and it's 20 different emotions that we report like anxious guilty excited happy sad angry and so people rate that before and after and they notice that they're improving you know just from coming to the meeting so that's also really powerful i think it's showing people that their mood is changing through answering a survey great great

out of curiosity what do the numbers next to the usernames mean yeah so we basically for now we have a leveling system and for now it's just the number of months that someone has been in help club so 16 is the longest possible number because i was at an account we both had accounts uh before that uh you know when we started it but basically over time we're gonna have levels that denote how active someone's being and then we'll also have helpers so we have another thing that we have here is that we have um tags like admin or helper and things like that that we can show to denote who someone is and help orient people in the world so the idea is that if someone's new who comes in who's level one people around can say oh welcome to health club and welcome them to the community and then the level one someone who's new like you could see oh someone who's level 16 they are more experienced and so it really helps also potentially with trolls and things where people know that someone who's been here a little bit longer might have a little bit more uh reliability to share something vulnerable with or those kinds of things they can see that that person's been involved in the community and stuff

here let's head up up the hill i can show you this cool view that we have this is a hiking world so people are able to kind of explore you know where they're going and things like that that's awesome i could spend a lot of time in here yeah that's the goals sometimes people just log in to have fun and you know talk or just explore on their own as well so absolutely so now kind of a difficult question what are some weaknesses that you notice with help club one thing is that it's not for everybody so i think just like any kind of mental health help you know some things work better for some people than others so some people don't like being an avatar and being anonymous they want that facial expression and the video and things like that so i think trying to figure out who who's drawn to something like hub club where they can be an anonymous avatar and talk in this kind of you know in this setting and who really would prefer to kind of be in person and or be on a video and see the facial expressions that that is definitely i think the biggest drawback and then the other thing is that you know we are it is very complicated to build a social vr platform and we're building it to be secure as well so the networking structure and things like that is different from a lot of the peer-to-peer networking that's done in other apps so that's also the technological implementation has been a challenge but we have an amazing engineering team that's really building things in a great way um but you know we still run into

bugs and things like that so i think the individual differences for the intervention so saying is this something that you know is appealing to someone and then also the technical challenges and bugs those are probably two of the biggest drawbacks great thank you for sharing that

so we have a cool little secret area back here oh

it's kind of fun oh wow this is really neat yeah we like having these little places that people can kind of sneak into or come

last question for today what are your plans for the future of help club that's a big question i'm excited uh so yeah i mean i think one thing is continuing to build the community we need to automate the onboarding process and things like that have more specialized meetings and then the other thing is also to create more engaging activities so we are going to have things like you know we're in the game room right now that has chess and checkers and other things but really creating more mini games and things for people to kind of do for fun here and again we're not trying to recreate what already exists out there because there's really awesome games and things like that and other social vr apps but trying to create some activities that can lead to some kind of mental health benefit uh that are fun and engaging and recreational so that's a big thing and um yeah so we're just really excited about that eventually we do plan to also have a monthly membership fee for help club as well because we need to somehow sustain ourselves and you know support ourselves and grow um so that'll be another thing that we're exploring as well in the coming months great that sounds awesome i'm very excited to see where this goes i want to thank you for your time today yeah thank you so much for your time today big shout out to blair she's been recording this whole thing for us yes she's amazing blair built all of our worlds and everything that you see the avatar is everything so really so excited to have her on the tea

Help Club Member Testimonials
https://www.youtube.com/watch?v=c5boQjSK7b0

I actually found this application by accident. I was looking for some games and I came across this app that positioned itself as a peer-to-peer place to come and share your thoughts and feelings. So I wanted to give it a try. Typically the format is, you know, we'll share our challenges and our successes and then after we'll actually use one of the tools inside the app to further discuss methods on how we can cope with our challenges. Very quickly I realized this was an amazing place because it gives individuals a safe place to discuss their challenges. People talk about what they're going through and when you're talking with peers, they're not talking at you. They're sharing their own feelings...they're sharing their own experiences. As others share, you quickly realize that you're not alone, and through their experiences and the way that they're coping with it, it's a great opportunity to learn some new coping mechanisms. I love it and I am excited to show up every single day and talk with the friends that I've met. Highly recommend this app for anybody that wants a safe place to talk through what's going on in their life. It has been a novel approach for getting with other people in support groups to talk about our successes, our challenges, and then being able to learn new and different tools across many of the psychology theory domains. It's been very refreshing to hear other people present tools that

I might use in my SMART Recovery groups that I facilitate. Just love the new artistic and inspiring rooms and worlds that they've designed. It's just been a whole new art world that I didn't even know existed. It's just been beautiful.

Help club has been a very interesting tool for me.

The fact that we're anonymous and we can share in groups where people have different issues, different problems, challenges...it's very rich for me. I feel very relieved to feel the support in the group and at the same time I feel open to share, a lot more open to share, than than I would be in real life... you know, having to show my real face, my real name, to some strangers...or maybe bumping into someone I know...that's kind of, that kind of adds a little bit of stress to the situation. And that's not happening here, so that's great. Also the facilitators do a great job and they also make us look at the successes we have during our weeks. That's always good because we're usually set to think about the negatives. Also there's a lot of tools - cognitive behavioral tools - that I've found really interesting and helpful. So all in all I think it's a great tool to just step out and, how do I say, like break the mold...it breaks some sort of barrier and you really do feel better sharing with these people. And you really do make a bond with everyone. It's just a very nice experience. I was diagnosed with multiple sclerosis a few years ago, and I deal really heavily with fatigue and other issues within my body. Having Help Club and having a digital platform that's enabled me to go online, speak to others...who've given me very helpful information, given their insight, and shared their stories with me...has really helped me grow as a person and made me feel stronger on a day-to-day basis. I try to come to meetings at least twice a week. Every time I come I step away with like a new perspective and a new tool to use in my daily life that helps me kind of navigate the struggles that I deal with. Everyone in Help Club has been really helpful and so welcoming...it's always great to see new faces join. And hearing how Help Club has also helped them out is a really great boost.

Gaming the system: Battling opioid addiction with virtual reality | Noah Robinson | TEDxNashville
https://www.youtube.com/watch?v=MnUw16EjCys

I want you to visualize how someone looks who is addicted to heroin. Now look at me. You might think there are some differences, but we're very similar - the only difference is our drug of choice.

When I was 13, I began to play a video game called Runescape. I was obsessed with this game. How obsessed? Well, throughout my teenage years I spent 8-thousand hours playing Runescape. That's the same, as if I had a full time job 40 hours a week for 5 years! As I became addicted to Runescape, I began to lie to my parents, fake being sick to miss tons of school, and did everything in my power to play more Runescape. My parents even removed the door to my room and took away Internet, but I routed an ethernet cable through my house, and played at 3am each morning before school.

So, why was I "addicted" to Runescape? What sort of problems could a 13 year old have that would cause them to run and escape for 8,000 hours? Well, that was the time in my life when i realized i was gay. Dramatic pause I started to think I was different from others, i started telling myself i would try to date women, that my parents wouldn't love me if they knew, that I didn't need to tell anyone I liked men. These thoughts led to intense feelings of shame, embarrassment, fear and anxiety.

As I leveled up my strength and runecrafting in Runescape's virtual world, hits of dopamine kept me going in the real one. I even made friends in Runescape and eventually led a clan of 400 people. I was kind of a big deal. But when my parents would walk into my room and I'd quickly close the game, forcing myself back to a reality filled with shame and guilt, it became clear: RuneScape wasn't the problem - it was a coping strategy for my problem. IT. WAS. my heroin.

Last year, 72,000 people died from drug overdoses, most of which were heroin-related. That's more people dying than suicide, gun violence, or fatal car crashes. I'm here to tell you why I believe that virtual reality is going to be what stems the tide and turns us in the other direction on the opioid crisis in our country. We can create a new type of intervention that can provide very real help for millions of people.

Over the next 10 min i intend to show you how the process that led me to play runescape is exactly the same or similar to that of a heroin user. And i'm going to show you how virtual reality intervention is superior, in many ways, to traditional therapy: it provides an escape similar to that drugs or runescape, but it's also therapeutic…..people can escape into an intervention that's (1) portable [you can use it at home or at a friend's house, (2) it's accessible, [it's always on 24/7] it's (3) anonymous [you have an avatar but you feel like you're with other people] and (4) more affordable.

I want to show you how what i just said is lived out through the experiences of my patients over the past 3 years. But first, to explain the process that led me to play Runescape and how is it similar to a heroin user, I'm going to have to teach you a bit about my type of therapy

I know what you might be thinking - therapy involves laying on a couch, right?, and exploring unconscious drives for several times a week...and uncover your Fruedian desires for your mom…

In my lab we do things a bit differently.. This is a picture of me with my mentor, Steve Hollon, and his mentor Aaron T. Beck--the creator of cognitive therapy. Tim is my academic grandfather - he's 98 and still writing papers to advance his theories on helping others! He's kind of a badass.

Our type of therapy is built off a simple model that we try to teach our patients: the basic idea is that we have our environment, and wherever we are, we have thoughts, feelings, behaviors and physiology all occurring at the same time. And they're always connected with one another.

So, for example, right now I'm standing on a TED stage…my heart is racing, I'm thinking there's a chance I forget my talk, I'm feeling anxious and excited, I've forgot how to talk to a real group of people after months of quarantine….. and my behavior is to pretend like none of these things are happening and move forward.

Negative emotions tend to create problems in our lives. We can't just decide not to feel anxious, depressed, or ashamed. But since our feelings are tied to our thoughts, behaviors, physiology and environment, we can change those things to affect our feelings. We can examine our automatic thoughts, or assumptions about situations, to see whether they're accurate. We can change our behaviors..or we can adjust physiology with medication or exercise.

When a person uses a substance, they're introducing something that changes physiology and affects thoughts, feelings, and behaviors. Heroin or alcohol can suppress automatic thoughts of worthlessness, numb feelings of shame, or remove someone from a traumatic environment. With heroin, the usage continues until a person is just trying to get rid of the withdrawals. And it continues to numb.

As part of my research and clinical psychology graduate program at Vanderbilt, I began to explore how the cognitive behavioral model could apply to addiction. I started working at JourneyPure, an inpatient addiction treatment center south of Nashville. This is the place where people go when they "go to rehab"— which, by the way, is a method to change their environment to help them develop new healthy behaviors, thoughts, and emotions.

I wanted to bring virtual reality with me after I was first exposed to it in 2014 while working at the National Institutes of Health. I had experienced how powerful it is to be transported into another world and knew it could be important for therapy. Since JourneyPure was using all kinds of technology to interact with patients they let me bring my VR to see how it would affect them.

When I got to the rehab center I was placed on doing intake interviews for detox. My first patient, Janet, was a 23-year old female — in our interview she told me about her traumatic history: she lived in a hotel room with her family of six. She used heroin with her parents, who forced her to prostitute to get drug money. Eventually heroin was not enough of an escape from her situation and she attempted suicide by jumping out of a car at 60mph. Luckily she survived and was transferred to our facility.

At the end of my first intake interview, with my supervisor in the room observing me, I empowered Janet for being in rehab. I told her she was on a new journey, and she nodded as tears streamed down her face. After our session, instead of going back to lie down in detox, I asked if she wanted to try some virtual reality. She said sure, and I prepared to launch her into some immersive games and applications.

When she put on the headset, before I could load any apps, she was in a default room — a cabin in the woods . She looked around and instantly started smiling, saying "ooo look at the

mountains! I've never been hinting before, this is so beautiful!' I then showed her a few apps and games for about 30 minutes. Afterwards she took of the headset and had a bewildered look on her face - Janet told us, "all of my anxiety is gone!' The therapist and I looked at each other - you don't see these kinds of changes in a patient who has just disclosed such extreme trauma. But something about the virtual reality led to this change.

This launched me into a process of exploration and discovery to see how VR could help change the mood of rehab patients. I ran 240 patients in VR, putting them into worlds where they could paint, draw, or play games. I asked them to report their mood before and after each session. They reported on 20 emotions - 10 positive, 10 negative. slide]. We saw that VR increased positive mood and decreased negative mood in nearly every patient.

Slide] We also interviewed patients to better understand their underlying thoughts and feelings while using VR — one patient, a female with depression, anxiety and personality disorder (in recovery from opioids and meth), said; Another patient, a male who was 27 years old and in recovery from opioids, cannabis quote 2 male (27) abusing opioids and cannabis

After doing this research, I wanted to try one more thing…with these patients I had been standing in real life while they were in VR. It felt isolating and since I was in training to be a therapist, I wanted to be doing talk therapy with them. So I brought a second headset down and started going into virtual worlds with the patients. It was here that I discovered what I think may help to solve the opioid crisis.

In cognitive therapy the goal in therapy is to spend 4-5 weeks going over the model and helping patients to learn to re-think automatic thoughts—to take a step back when experiencing negative emotion and try to see whether the thoughts are accurate.

VR seemed to be different for patients...my second time doing therapy in our social app was with a patient Britney, who was in recovery from heroin. In our very first session, she disclosed her traumatic experience of child sexual abuse-- she later told me she never would have told me if we were together in-person. We spent the first session reviewing the cognitive behavioral model and I reviewed the concept of reframing automatic negative thoughts. After the session, Brittney described it as a "mental vacation" – she was able to escape her own mind and focus on the session. A few days later, she had a very stressful event occur in rehab: her mother did not show up to family weekend. Later she told me she would have normally thrown away the day and been very upset...but this time, as she became more and more upset sobbing in the bathroom, she visualized our virtual world and the model we had drawn. She took a step back out of her situation, examined her belief (that her mother did not love her), and realized it was unlikely to be true—that maybe there were other explanations for why her mother hadn't shown up. She calmed down and emerged from the bathroom ready to continue her day. Normally it would take someone 7-8 in person therapy sessions to get there.

But after just 1 session of CBT in VR, we're finding patients were able to visualize the model and reframe their own thoughts. This is very powerful - not only does VR provide more

accessible intervention, but it also could be more effective. This makes sense, after all - what are the chances that a therapist's office is the best environment for therapy?

I mentioned before that, In cognitive behavioral therapy, we have three ways to address negative mood: examine thoughts, change behaviors or adjust physiology. What we're seeing with VR is that there may be a 4th way to change mood-- by immersing the person in a virtual environment.

We're calling this "cognitive behavioral immersion" - VR changes the context of thoughts, feelings, behaviors and physiology in a novel, immersive way. But we're also adding one more ingredient - the last part of my research focuses on exploring wether we can build VR environments that teach patients how to help each other--a completely peer based version of therapy.

One of the ways we're seeing the future unfold is through a concept we call Help Club.. We're building an intervention that's more portable, accessible, anonymous and affordable than therapy. Instead of using a therapist, we're teaching peers how to help each other -- an immersive, therapeutic social world filled with people, represented as anonymous avatars, who can teach each other the key skills in therapy.

Now, patients can have a portal into another world that they can bring home with them. They can get very real help through very virtual reality. Traditionally, we ask people in recovery to overcome their cravings but they have to wait to receive intervention — they can't go to a meeting right away or see a therapist when they need it. No surprise, it's not working. Virtual reality can change that.

Come back dramatically with audience - "(1) portable (2) accessible (3) anonymous (4) affordable" (maybe twice) Virtual reality (this potentially life changing mode of therapy) has gone from $20,000 to $400 for an immersive headset, and the cost continues to go down.

We can provide a change in environment — the thing that's being sought through drug use— to give immediate relief to a patient. Yes it's an escape into a virtual world - but when they escape —when patients escape to get very real help, we can help them confront the situations that lead them to want to escape, in the first place. And our research suggests that we can train peers on how to help each other to make it much more affordable and accessible..and just as effective as therapy]. And isn't that the goal?

I haven't had a single patient who started using drugs for fun…. Every patient, has a hard history of negative situations— sexual abuse from a father, or intense social anxiety, or neglect for years growing up, or witnessing violence, or recurring depression...heroin is a symptom, not the underlying problem. The real problem is psychological pain -- and it's the common factor not only in addiction, but also in depression, anxiety, PTSD, and many other types of mental health struggles.

Think about your friends, your family, your children, or the children you plan to have— they are all dealing with or will deal with psychological issues, and some of them could turn to drugs to cope with those issues. But what if they were more likely to become "addicted" to therapy? What if this headset isn't just for gaming, but instead it can deliver an intervention that's appealing to a younger generation, connect with them, and allow them to anonymously explore problems with a virtual therapist as much as they want, whenever they want, all for the cost of two therapy sessions? I believe, if we can make intervention more accessible than drugs, we CAN not only stop this opioid crisis, but we could virtually eliminate the need for traditional psychological treatment.